United States Securities and Exchange Commission
Washington, DC 20549

Notice of Exempt Solicitation

1.	Name of Registrant:

THE WENDY’S COMPANY

2.	Name of person relying on exemption:

THE ACCOUNTABILITY BOARD, INC.

3.	Address of person relying on exemption:

401 Edgewater Pl #600, Wakefield, MA 01880

4.	Written materials:

The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made in the interest of public disclosure and consideration of these important issues.

April 11, 2024

Dear fellow Wendy’s shareholders,

On February 6, McDonald’s announced that all 2 billion eggs it uses annually in the U.S. are now “cage-free.” Every other major chain is on the path toward making that switch too—except for Wendy’s.

On April 24, at 12:00 noon ET, Glass Lewis is hosting The Accountability Board for a “Proxy Talk” webinar to discuss our proposal about this (Proposal 4 in Wendy’s proxy statement) and the ample evidence showing that Wendy’s position is plainly wrong. Registration is available at www.bit.ly/ProxyTalk. In the meantime, we write to provide further information.

For context, our proposal simply asks Wendy’s to re-establish measurable targets for converting to cage-free eggs; it doesn’t prescribe precisely what those targets should be, but rather leaves much to the Board’s discretion in that regard—such as what type(s) of cage-free housing, conversion timeline(s), etc.

And while the Company’s Opposition Statement focuses on animal welfare, the proposal implicates highly material matters far beyond that issue—like food quality and safety, brand trust, regulatory risk, consumer perceptions, and other hugely consequential factors that we believe will impact shareholder value.

That said, animal welfare itself is also financially material. For example, the “Materiality Map” of the Sustainability Accounting Standards Board (SASB) identifies issues “that are likely to affect the financial condition or operating performance of companies within an industry.” For the Food & Beverage industry, the broad category of “Supply Chain Management” within the Map is marked as being an issue that’s “likely to be material for more than 50% of industries” in the sector. And SASB’s description of “Supply Chain Management & Food Sourcing” says the following:

“Supply chain management is crucial for restaurants to ensure food safety, to protect their reputations and increase revenue. [S]ustainable and ethical sourcing by industry entities may be necessary to ensure future supply and to minimise lifecycle impacts of entity operations. Sourcing from suppliers that have high quality standards, employ environmentally sustainable farming methods, and honour labour rights may better create value over the long-term. By increasing the amount of food supply sourced in conformance with environmental and social standards, as well as conformance with animal welfare standards and best practices, restaurant operators may be able to maintain food quality, manage food safety issues, enhance their reputation and expand their market share.” [Emphasis added.]

Thus, while the Map itself doesn’t include a separate “animal welfare” category, it’s explicitly included as a material component of “Supply Chain Management,” according to SASB.

In fact, here’s Wendy’s own Materiality Assessment; we added spotlight boxes, numbers, and arrows to illustrate some areas this proposal impacts. What’s clear is that Wendy’s itself views the issues as highly material both in terms of their “importance to stakeholders” and their “impact on business outcomes.”

Peer Analysis

So many companies have cage-free egg commitments, it’d be impractical to chronicle them all here; instead, we just include this analysis of the Company’s own “Peer Group” from its proxy statement:

Company	Cage-Free Egg Target(s)	Progress Reporting
McDonald’s	100% (U.S. & Canada) by 2025	Achieved 100% in the U.S. at the end of 2023; last reporting in Canada showed 85% compliance.
Restaurant Brands International	100% in the U.S. by 2026 and globally by 2030	As of December 2022: 22% in Asia Pacific; 1% in LATM; 15% in Europe, Middle East and Africa; 3% in North America.
Starbucks	100% globally	As of April 2023, 100% cage-free eggs in North America. In our EMEA and U.K. company-operated markets, 99.9% cage-free.
YUM! Brands	100% for 25,000 locations by 2026 and globally by 2030	Taco Bell in the U.S. has used 100% since 2016. Further, “Yum! is on track toward our commitment to transition to 100% cage-free eggs for 25,000 restaurants by 2026, including the U.S., Western Europe and other leading markets, across all brands and for all menu items and ingredients; and to transition to 100% cage-free eggs worldwide by 2030.”
Jack in the Box	100% by 2025	85% cage-free eggs currently.
Bloomin’ Brands	100% (U.S. and Brazil) by 2025, globally by 2030	At least 66% cage-free in the U.S. now and will reach 100% by 2024.
Dine Brands	100% in the U.S. by 2025	Reached over 22% at the end of 2022. Aiming for 66% in 2024.
Chipotle	Chipotle essentially doesn’t use eggs. From their 2020 Sustainability Report: “In 2020, we purchased a small volume of eggs for one airport restaurant that serves breakfast; 100% of the eggs we purchased were cage-free.”
Domino’s	Eggs only used as ingredients in a handful of items (e.g. sauces and dressings).
Texas Roadhouse	While the company’s online menu shows eggs on three salads, its allergen guide does not show eggs used in any products at all.
Brinker International	100% for company-owned restaurants by 2025 and for franchisees (globally) by 2028	“We expect 26% of our directly sourced eggs to be cage-free by end of 2023.”
Cracker Barrel	100% by 2026	Targets for 25% by end of 2024, 60% by end of 2025, and 100% by end of 2026
Darden Restaurants	100% globally by 2027	Has used 100% in the U.S. since 2016.
Papa John’s International	100% globally by 2030	90% cage-free eggs in the U.S. and 100% in the U.K. since 2018.

Other companies that have switched or are switching to cage-free eggs include White Castle, Potbelly, CKE (Carl’s Jr. & Hardee’s), Inspire Brands (Dunkin’, Arby’s, Sonic Drive-In, etc.), First Watch, Panera Bread, The Cheesecake Factory, Aramark, Sodexo, Compass Group, Marriott, Hyatt, Hilton, Carnival Cruise Lines, Norwegian Cruise Lines, Royal Caribbean, Nestle, Mondelez, Campbell Soup, Unilever, Kellogg, JM Smucker, PepsiCo, Conagra, Grupo Bimbo, Peet’s, Costa Coffee, Einstein Bros., Caribou Coffee, General Mills, Kraft Heinz, and countless more.

Product Quality

Any company must be concerned with quality—but especially one whose motto is “Quality is Our Recipe.” Yet Wendy’s Opposition Statement barely touches upon this critical factor. As such, we must.

First, consider a 2023 study conducted by the Prestage Department of Poultry Science at North Carolina State University and published in the peer-reviewed journal Animals that evaluated physical egg quality parameters of commercial hens housed in cage and cage-free systems (both indoor and outdoor ones).1

The study investigated quality factors like shell strength, shell and vitelline membrane elasticity, vitelline membrane hardness, egg weight, albumen height, yolk color, egg solid percentage, and shell color.

Take shell strength, for example. The study reports this is important “as eggs with weak shells have a much higher chance of breaking in transportation…[and] strong shells break better.” Thus, for companies like Wendy’s and McDonald’s that use fresh-cracked eggs, this is an important quality attribute—and cage-free eggs “had stronger eggshells than [those from] the other environments,” it found.

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1 Alig BN, Malheiros RD, Anderson KE. Evaluation of Physical Egg Quality Parameters of Commercial Brown Laying Hens Housed in Five Production Systems. Animals (Basel). 17 Feb 2023.

In fact, the study found that “housing environment had a highly significant effect on most physical egg quality parameters,” that eggs from cages “had inferior quality parameters” while cage-free eggs “showed superior egg quality traits, such as yolk color, shell color, and shell breaking strength, according to customer perception.” and, in fact, that eggs from caged hens “produce the worst-quality eggs according to consumer and industry [physical characteristic] preferences.” [Emphases added.]

Not only do cage-free hens higher quality eggs, but they also lay safer ones.

The Center for Food Safety—which has long advocated for cage-free production—sums this up when it writes that eliminating cages “will result in significantly less stress and disease for the hens, and also lead to a better final product for consumers.” [Emphasis added] It continues: “The severely constrained hens in … cages are often covered in feces from birds in overhead cages, and are prone to drowning in manure trenches that run under cages and into pipelines. Unsurprisingly, battery cage eggs are 25 times more likely to harbor Salmonella than their cage-free counterparts.”2

In fact, Wendy’s itself has correlated proper animal welfare—and cage-free eggs specifically—to higher product quality. For example, the company has said that “We know that handling animals properly helps keep the high integrity of our food” and “is not only the right thing to do for the animals but is imperative to providing safe...food to our valued guests.” [Emphasis added.]

Clearly, cage-free eggs are the superior choice from a quality perspective.

Product Cost

Wendy’s asserts, without providing any evidence or financial data to support the claim, that setting targets for converting to cage-free eggs “would adversely impact our ability to reliably source high-quality eggs at an affordable cost for consumers.”

At bottom, we must question why every other major QSR chain has put themselves on a path to make the conversion to cage-free eggs, but Wendy’s alone claims it unfeasible.

But first, any discussion of cage-free egg costs must begin with the retail cost of eggs—as individual experiences at the grocery store may impact perceptions of this factor.

First, because one often sees many types of cage-free eggs (e.g., free range, pasture, organic) that exceed basic cage-free standards, and are thus more expensive. As well, even the most basic cage-free eggs are priced higher than their cage-produced counterparts—but that’s not reflective of production costs.

Retailers often employ a “loss leader” merchandising strategy in the egg aisle, selling eggs from caged hens at a reduced price (below the minimum profit margin) so as to lead to the subsequent sale of other items. We’re unaware of any example, however, where cage-free eggs are also merchandised using this strategy—which means at retail, the price gap between eggs from caged hens and even the most basic type of cage-free eggs can be far wider than production costs would dictate.

Consider, for example, that after California’s law mandating all eggs sold statewide be cage-free went into effect, the data showed only a minimal increase. As the publication WATTPoultry noted: “the actual price increase per carton of eggs [was] $0.08 per dozen wholesale,” or less than two-thirds of a cent per egg.3

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2 Center for Food Safety (Tomaselli, Paige). “California's Proposition 2: Good for Chickens and Good for You.” 8 January 2015.

3 Dawson, Meredith. “US California’s egg market settles after housing mandate,” WATTPoultry, 21 June 2022.

Thus, when examining this issue in the restaurant industry, we cannot rely on what we may see at the grocery store. We therefore look to Wendy’s chief competitor: McDonald’s. Indeed, since McDonald’s already uses 100% cage-free eggs in the U.S., operates in the same markets as Wendy’s, offers some nearly identical egg-based menu items, and undoubtedly caters to a similar customer base, it serves as the perfect control.

As prices fluctuate (and vary between markets), we compared comparable breakfast items at a selection of McDonald’s and Wendy’s locations in the same markets on the same day. Here’s what we found:

•	Residents of McComb, Mississippi—where nearly half the population lives below the poverty line—could buy a sausage, egg, and cheese English muffin at Wendy’s for $3.79 or the same item (but made with cage-free eggs) at McDonald’s for 10 cents less, at $3.69.
•	People in Cedar Rapids, Iowa could get them for the same price ($3.99).
•	In Fort Wayne, Indiana that same item cost seventy cents less at McDonald’s ($3.49 vs. $4.19).
•	In Chipley, Florida—a panhandle city where the median income is just $20,000—it was $3.99 at Wendy’s and $3.79 at McDonald’s.
•	People in Rochester, New York could get a bacon, egg & cheese biscuit for $3.99 at Wendy’s—or the same item, but made with a cage-free egg, for the same price at McDonald’s.
•	And in Cortez, Colorado, on the outskirts of the Ute Mountain Reservation, a sausage, egg, and cheese English muffin cost $4.09 while at McDonald’s it was fifty cents less, at $3.59.

Nationwide, we found time and again that, while some egg items do cost less at some Wendy’s locations (compared to McDonald’s), the reverse is true at many others; and often, they’re priced the same.

That said, cage-free eggs do currently come at a premium (as do other higher quality ingredients). But whatever increases McDonald’s may have experienced clearly did not impair the “ability to reliably source high-quality eggs at an affordable cost for consumers.” In fact, in many cases, higher quality cage-free eggs are being sold at a lower cost for consumers.

To put it simply: Wendy’s claims about quality and affordability aren’t what they’re cracked up to be.

Animal Welfare

As a result of litigation on this topic, Wendy’s agreed in 2022 to remove or change certain statements on its website – like that it’s “ensuring the humane treatment of animals.”4 Nonetheless, the rest of its Opposition Statement focuses on animal welfare. But Wendy’s paints itself into a difficult corner.

For context, Wendy’s 2016 press release announcing its cage-free pledge described how its commitment followed work with experts and its Animal Welfare Council. Here’s an excerpt:

The Wendy’s Company Announces Timeline For Sourcing 100% Cage-Free Eggs

Company Outlines Improved Egg Laying Conditions as the Next Step in its More than 15-Year History as a Leader on Animal Welfare Standards

Jan. 4, 2016 -- The Wendy’s Company (NASDAQ: WEN) today announced that it will transition to 100 percent cage-free eggs in its U.S. and Canadian locations by 2020.

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4 See www.WendysLawsuit.com

The announcement represents the next step in Wendy’s overarching animal welfare program. Since the late 1990s, the Company has worked with animal welfare experts to audit its suppliers’ animal handling practices. In 2001, the Company established its Animal Welfare Council and adopted a comprehensive animal welfare program covering all meat suppliers…Wendy’s develops and updates its animal welfare standards for suppliers in consultation with a network of third-party experts including veterinarians, supply chain leaders, and animal welfare advocates.

“Animal welfare is a core part of our company’s role as a responsible corporate citizen,” said Liliana Esposito, Wendy’s Chief Communications Officer. “We’re proud of our commitment to move to 100 percent cage-free eggs for our breakfast items and will continue to incorporate evolving best practices in the areas of animal handling and welfare into our supply chain requirements.”5

The Company’s Opposition Statement says that after expanding breakfast nationally in 2020, Wendy’s “augmented” its Animal Welfare Council by adding outside experts “in egg production and layer hen welfare” leading the company to then conclude that, notwithstanding its prior statements on the topic, cages are humane. But there are major problems with this narrative.

First, here are the outside Council members Wendy’s listed at the end of 2020:

Name	Position	Entity
Dr. Karen Christensen	Sr. Director, Animal Wellbeing	Tyson Foods
Dr. Bruce Stewart-Brown	SVP	Perdue Farms
Pat Hord	President	Hord Family Farms
John Butler	CEO	Beef Marketing Group
Suzi Rapp	VP of Animal Programs	Columbus Zoo and Aquarium
Collette Kaster	Executive Director	PAACO
Dr. Steve Moeller	Professor of Animal Science and Swine Extension Specialist	The Ohio State University
Dr. Kelly George	Asst. Professor, Animal Sciences	The Ohio State University
Dr. Katy Proudfoot	Asst. Professor, Animal Welfare & Behavior	The Ohio State University

None of those companies (Tyson, Perdue, or Hord) are egg producers; neither of the organizations (Beef Marketing Group and the Columbus Zoo & Aquarium) have anything to do with egg production; and PAACO is a company that specializes in audit procedures, not setting animal welfare or housing standards.

That leaves us with the professor and two assistant professors from Ohio State—and nothing in Wendy’s description or these individuals’ published bios demonstrates any expertise or even knowledge in egg production or hen welfare.

So, to recap, Wendy’s story is that when it only served breakfast at 400 locations, its independent animal welfare research caused it to announce a shift to cage-free eggs but later, after expanding breakfast, further evaluation caused it to suddenly believe cages can be humane.

Even if shareholders were to believe this narrative, the fact that the Company’s process for researching and determining policies regarding animal welfare could lead to such wildly different conclusions and policies just a few years apart draws into serious question the rigor and legitimacy of that process.

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5 January 4, 2016: “The Wendy's Company Announces Timeline For Sourcing 100% Cage-Free Eggs.” (Press release)

Add to that the fact that Wendy’s was sued over its claims regarding egg-laying hen welfare and agreed to remove or change statements on its website about “ensuring” the humane treatment of animals. It’s clear that shareholders must approach the Company’s claims with scrutiny and skepticism.

Indeed, the cage confinement of hens is not, and cannot be, humane. This is why the world’s largest and most venerable animal protection organizations—from the RSPCA and ASPCA to the Humane Society of the United States—all advocate for cage-free production, while none advocates for cage confinement.

In fact, while Wendy’s Opposition Statement claims its suppliers carry “additional third-party certifications, including American Humane Certified, Certified Humane Raised and Handled, and United Egg Producers (UEP) Certified,” what it fails to note is that the first two of those programs won’t even certify eggs from caged hens; their minimum standard is cage-free. (And UEP is the egg industry’s trade association, which certifies eggs from every housing system its members use.)6

It’d be impractical here to reproduce the breadth of scientific and stakeholder literature showing that cage confinement isn’t humane—but it’s also not necessary. Instead, we just summarize the prevailing literature with this statement from the World Bank’s International Finance Corporation: “Scientific research shows that certain housing systems have inherent major disadvantages for animal welfare and do not [even] have the potential to provide satisfactory outcomes, for example, systems of extreme confinement of animals or barren environments.”7 [Emphasis added.]

Finally, the “humane-ness” of hen housing systems may be beside the point for many shareholders. While some may vote for this Proposal based on the animal welfare implications, we imagine others will more heavily weigh other factors. And indeed, even if it were true that both systems can be “humane” (which it’s not), then the scales still tip decidedly in favor of cage-free eggs. Here’s why...

Regulations, Consistency, Consumer Perceptions, Egg Producers, and Other Factors

Wendy’s Opposition Statement largely ignores factors beyond animal welfare—and there are many.

First, there are regulatory risks associated with caged eggs. As seen at CageFreeLaws.com, many U.S. states have banned the cage confinement of hens (and in many cases, the sale of eggs from caged hens).

Now, Wendy’s Opposition Statement does say that it predicts it will increase from 8% cage-free eggs to roughly 25% as it works to keep pace with these regulations. However, this raises an additional concern: inconsistent product quality across Wendy’s supply system on a key ingredient.

Above, we reference evidence that “housing environment ha[s] a highly significant effect on most physical egg quality parameters.” Especially given this correlation between hen housing to quality, and that Wendy’s very motto is “Quality is Our Recipe,” having inconsistent quality standards throughout the supply chain, with a quarter of eggs having one standard and three-quarters having another, may pose risks.

Plus, while Wendy’s peers are proactively working on the offensive to shore up their cage-free egg supply chains, Wendy’s may find itself last to the trough, playing defense as it works to catch-up to regulatory changes, thus potentially leading to less favorable procurement terms than its competitors.

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6 Wendy’s Opposition Statement also says its egg suppliers are audited for animal welfare. Its 10-K disclosures specify that “sanitation and production audits” are done for “beef, chicken, eggs [and] pork” while animal welfare audits are conducted at “at all beef, chicken and pork facilities” – with no mention of egg facilities.

7 International Finance Corporation. “Good Practice Note: Improving Animal Welfare in Livestock Operations.” December 2014. Available at: https://www.ifc.org/en/insights-reports/2014/publications-gpn-animalwelfare-2014

Then there’s the matter of consumer perceptions.

One study, published in Poultry Science and titled, “Consumer perceptions of egg-laying hen housing systems,” revealed as part of its findings that “most respondents…predicted positive welfare impacts and positive environmental impacts when shifting from the conventional [cage] system to the other [cage-free] forms of housing.” Indeed, it concluded, “the U.S. public” perceives cage-free eggs as having a “positive impact on hen health and stress, hen behavior, environmental impact, and other important attributes.”8

And it’s especially important for companies to recognize that consumers perceive cage-free facilities as being more animal-friendly, considering the results of various studies, including this one published by the Agriculture & Applied Economics Association9:

Even the egg industry itself draws similar conclusions: A word association exercise in a 2023 survey by the United Egg Producers and United Egg Association found consumers “attach more negative associations” with “caged” eggs and “frequently resort to terms such as inhumane, cruel, and sad” while the word “healthy” is “commonly used to describe cage-free” eggs.10

So beyond even the actual benefits of cage-free eggs, the perceived benefits alone are extremely important, given consumers’ interest in the topic—a fact that’s undoubtedly played a major role in countless companies implementing cage-free egg commitments (including, as referenced above, Wendy’s competitors).

Finally, we note that these (and countless other) companies’ transitions to cage-free eggs are leading the industry toward a tipping point where caged eggs could soon become the minority by a significant degree.

An Egg Industry magazine survey of U.S. producers released in January 2024 found that, in 2023, nearly half of producers (48.3%) closed or tore down cage houses, that producers predict over 46% of eggs will be cage-free next year, and that 67.9% say they’ll be using cage-free systems by 2030.11

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8 Daniel S Ochs, Christopher A Wolf, Nicole J O Widmar, Courtney Bir, Consumer perceptions of egg-laying hen housing systems, Poultry Science, Volume 97, Issue 10, 2018, Pages 3390-3396, ISSN 0032-5791, https://doi.org/10.3382/ps/pey205.

9 Caputo, V. Staples, A. Lusk, J. Tonsor, G. Do Consumers Really Know What Cage-Free Is and What It Entails? Choices. 2023.

10 Drs. Vincenzina Caputo, Jayson Lusk, and Glynn Tonsor, and M.S. Aaron Staples, The Transition to Cage-Free Eggs, Feb. 2023

11 O’Keefe, Terrence. “US cage-free egg pledges coming due, chaos not expected.” EggIndustry. 5 February 2024.

This means that beyond being out-of-step with regulations and peers, Wendy’s position is also misaligned from the direction of the egg industry as a whole.

Conclusion

Even if Wendy’s does now truly (albeit, incorrectly) believe it can be humane to confine hens in cages, its resistance to re-establishing measurable cage-free egg targets seems to ignore the mountain of science to the contrary, as well as the regulatory risks, actions of every competitor, actual and perceived benefits to animal welfare and product quality, and the basic direction of the U.S. egg industry.

Add to this the serious questions regarding Wendy’s claims about cage-free eggs impacting its ability to deliver affordable products—especially given the comparison of prices at Wendy’s and its competitors that already exclusively use cage-free eggs—and it’s clear that while there are many compelling reasons for supporting our Proposal’s request, there aren’t any for opposing it.

Indeed, people feeding themselves and their families on a shoestring budget nationwide—from McComb, Mississippi to Cortez, Colorado—can now walk into many McDonald’s locations and buy a sausage, cheese, and cage-free egg English muffin for less money than they’d get the same product (but made with a caged egg) for at a nearby Wendy’s; that seems hugely consequential for shareholders, given, if nothing else, consumer perceptions of the two product types.

And if Wendy’s doesn’t re-establish targets for converting to cage-free eggs, it could become the sole major restaurant chain continuing to use an outdated product that both is and is perceived to be worse for animals, less safe, and lower quality—leaving the company to either remain alone in this regard or scrambling to catch up with the rest of its industry.

We hope you’ll join us in supporting this commonsense proposal. And we invite you to join our April 24 Glass Lewis Proxy Talk (www.bit.ly/ProxyTalk) on the subject. Thank you for your consideration.

Note: We’re not asking for and can’t accept your proxy card. Please vote FOR the proposal on the proxy received from management, following the instructions enclosed with the proxy on how to cast your ballot.